21001307

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67444

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Eurekcap Partners Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 Avenue of the Americas, 33rd Floor
(No. and Street)

New York, New York 10105
(City) (State) (Zip Code)

SEC Mail Processing Section
MAR 12 2021
Washington DC
410

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Burke Farnell (212) 308-3962
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA, P.C.
(Name – *if individual, state last, first, middle name*)

125 E. Lake Street, Suite 303, Bloomingdale, IL 60108
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Burke Farnell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eurekacap Partners Inc., as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Burke Farnell, Director

Title

Notary Public

ERIK VASQUEZ
NOTARY PUBLIC, STATE OF NEW YORK
REGISTRATION NO. 01VA6357297
QUALIFIED IN SUFFOLK COUNTY
MY COMMISSION EXPIRES APRIL 17, 2021

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eurekacap Partners Inc.

Table of Contents

MC

MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of EurekaCap Partners, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of EurekaCap Partners, Inc. as of December 31, 2020, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of EurekaCap Partners, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of EurekaCap Partners, Inc.'s management. Our responsibility is to express an opinion on EurekaCap Partners, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to EurekaCap Partners, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of EurekaCap Partners, Inc.'s financial statements. The supplemental information is the responsibility of EurekaCap Partners, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as EurekaCap Partners, Inc.'s auditor since 2016.

Michael Coglianese CPA, P.C.

Bloomingdale, IL

March 3, 2021

Eurekacap Partners Inc.

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

ASSETS

Cash	$	382,949
Due From Related Entity		259,484
Rent Deposit		6,058
Prepaid Expenses		2,919
Fixed Assets - Net		1,530
Total Assets		652,940

LIABILITIES AND STOCKHOLDERS EQUITY

Accounts Payable		7,500
Commissions Payable		-
PPI Loan Payable		55,930
Taxes Payable		26,489
Total Liabilities		89,919
Capital		
Common Stock		100,000
Retained Earnings		463,021
		563,021
Total Liabilities & Stockholders Equity	$	652,940

See notes to financial statements

Eurekacap Partners Inc.
STATEMENT OF INCOME
Year ended December 31, 2020

Fee Income	$	923,727
Interest Income		4,040
Total Income		927,767
Operating expenses:		
Salaries		671,113
Payroll Taxes		25,965
Finop fees & Audit fees		11,900
Regulatory fees		3,849
Professional Fees		13,020
Rent		30,066
Pension Expense		24,750
Travel & Entertainment		357
Medical		42,972
Insurance		2,758
Corporation Taxes		24,982
Other Expenses		9,988
		861,720
Net income (loss)	$	66,047

See notes to financial statements

Eurekacap Partners Inc.

STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY

Year Ended December 31, 2020

Balance, January 1, 2020	$	496,974
Net income (loss)		66,047
Balance, December 31, 2020	$	563,021

Eurekacap Partners Inc.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2020

Cash flows from operating activities:		
Net income (loss)	$	66,047
Non Cash Expenses		1,312
		67,359
Adjustments to reconcile net income to net cash provided by opererating activities:		
Increase in Due From Related Entity		(219,805)
PPP Loan		55,930
Commssions Receivable		(1,919)
Increasee in Prepaid Assets		(1,000)
Increasee in Accounts Payable		150
Increasee in Taxes Payable		14,559
Decrease in Commissions Payable		(16,442)
Net Cash provided by Operating activities		(101,168)
Net increase in cash during the year		(101,168)
Cash, beginning of year		484,117
Cash, end of year	$	382,949
Supplemental disclosures of cash flow information		
Cash paid during the year for interest		-
Income tax payments		11,930

See notes to financial statements

EUREKACAP PARTNERS INC.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2020

1. Organization of the Company

Eurekacap Partners Inc. (the "Company") is registered with the Financial Industry Regulatory Authority ("FINRA") as a Broker Dealer and is exempt from the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(i). The Company is a 100 % owned subsidiary of Eureka Capital Limited. ("ECL" organized in Hong Kong)

2. Nature of Business

The Company introduces accredited investors to hedge funds and long only funds for which the Company receives referral fees and performance fees from the hedge funds. The fees are paid directly to entities with shared ownership.

3. Summary of Significant Accounting Policies

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, revenues and expenses.

Income Tax Positions

The Financial Accounting Standards Board ("FASB") issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that income tax positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions. If the Company incurs interest or penalties as a result of unrecognized tax positions the policy is to classify interest accrued with interest expense and penalties theron with operating expenses. The Company is subject to routine audits by

taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

4. Related Party Transactions

The Company is party to an agreement with a related entity (Eureka Capital Partners (HK) Limited ("ECP–HK"). ECP-HK Is organized in Hong Kong and is a 100 % owned subsidiary of ECL. The Company performs marketing activities for investment into hedge funds from potential investors based primarily in the United States. In consideration of the performance of these services, ECP-HK pays all overhead and operational expenses incurred by the Company plus 8.0% of such expenses. Beginning June 1, 2018, the intercompany agreement was changed to Eureka Capital Partners Pte. Ltd (SG), ("ECP-SG"). All terms of the agreement remained the same. During the year ended December 31, 2020, the Company recognized $ 923,727 of revenue from ECP-HK under the terms of this agreement. At December 31, 2020 $ 53,941 was due from ECP-SG. Eurekacap Partners gave (Eureka Capital Partners (HK) Limited a loan of 205,543 in 2020. This amount was the CD that came due in 2020.

5. Revenue Recognition

Under the terms and conditions as disclosed in Note 4 the company performs certain services for its parent and recognizes fees for those services when the company determines reasonable assurance of their collectability. The company has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under Topic 606. The Company's accounting policies did not materially change as a result of applying the principles of revenue recognition from topic 606 and are materially consistent with the existing guidance and current practices applied by the Company. There was no impact to retained earnings as of January 1, 2020, or to revenue for the twelve months ended December 31, 2020 after adopting topic 606 as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-l, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500%. At December 31, 2020, the Company's net capital of 348,959 was $ 343,089 in excess of its required net capital of $5,870. The ratio of aggregate indebtedness to net capital was 3.97 %.

7. Reserve Requirement Computation

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(i). Therefore, the company is not required to compute 15c3-3 Reserve Requirements.

8. Possession and Control Requirements

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(i). Therefore, the company is not subject to Possession or Control Requirements under SEC Rule 15c3-3.

9. Concentration of Cash

The company maintains its cash at financial institutions in bank deposits, which may exceed federal insured limits. The company has not experienced any losses in such accounts. The company believes it is not exposed to any significant risk with respect to cash.

10. Capital Stock

The company has authorized the issue of 1,500 shares of no par value common stock. All shares are issued and outstanding Shares of common stock are voting shares. Dividends are paid at the discretion of the board of directors.

11. Retirement Plan

The Company has a simple IRA plan. All employees are eligible to enter the plan. The company matches the employee contribution. Contributed to the retirement plan for the year in the amount of $ 24,750.

12. Subsequent Events

The Company has evaluated events and transactions that occurred between December 31, 2020 and the date of the audit report, which is the date the financial statements were available to be issued. There were no subsequent events requiring disclosure and or adjustments.

13. Commitments & Contingencies

The Company had no commitments and contingencies as of the date of this report.

Eurekacap Partners Inc.
UNIFORM NET CAPITAL RULE 15c3-1
Year ended December 31, 2020
Schedule I

Capital		
Stockholders Equity	$	563,021
Add PPP Loan		55,930
Non Allowable Assets		(269,992)
Net capital	$	348,959
Aggregate indebtedness	$	33,989
Computation of basic net capital requirement		
Minimum net capital required	$	2,267
Minimum dollar net capital	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	346,692
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	350,094
Percentage of aggregate indebtedness to net capital		9.20

There were no differences between the Net Capital reported by the company Equity in Part 11A of the focus report and these financial statements.

See report of independent registered public accounting firm

Eurekacap Partners Inc.

Supplemental Information

For the year ended December 31, 2020

Schedule ll
Computation of Determination of Reserve Requirements
Pursuant to Rule 15c3-3

Not applicable

Information for Possession or Control
Requirements under Rule 15c3-3

Not applicable

Reconciliation between Audited and Unaudited
Statement of Financial Condition

There are no reconciling items for the year ended December 31, 2020

See report of independent registered public accounting firm

December 31, 2020

Rule 15c3-3 Exemption Report

Eurekacap Partners Inc. is a registered Broker-Dealer subject to Rule 17a -5 promulgated by the Securities and Exchange Commission (17 C.F.R. section 240.17a -5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R Section 240.17a-S(d)(l) and (4). To the best of its knowledge and belief Broker Dealer states the following:

Eurekacap Partners Inc. claimed an exemption as a Non-Covered Firm for introducing accredited investors to hedge funds and long only funds for which the Broker-Dealer receives referral fees and performance fees from the hedge funds. Eurekacap Partners Inc. (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

This is to certify that, to the best of my knowledge and belief:

Eurekacap Partners Inc. met the identified provision throughout the most recent fiscal year without exceptions.

Thank You,

Burke Farnell
Director

MC

MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of EurekaCap Partners, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) EurekaCap Partners, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which EurekaCap Partners, Inc. does not claim an exemption from 17 C.F.R. §240.15c3-3 (exemption provisions) and (2) EurekaCap Partners, Inc. stated that EurekaCap Partners, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. EurekaCap Partners, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about EurekaCap Partners, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
March 3, 2021

MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Shareholders of EurekaCap Partners, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by EurekaCap Partners, Inc. and the SIPC, solely to assist you and SIPC in evaluating EurekaCap Partners, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. EurekaCap Partners, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on EurekaCap Partners, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of EurekaCap Partners, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
March 3, 2021

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended ____________

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-6744

EurekaCap Partners Inc
1345 Ave of Americas 33rd Fl
New York, N.Y. 10105

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Martin Pollock 917-882-4703

WORKING COPY

2. A.	General Assessment (item 2e from page 2)	$ 1,385.61
B.	Less payment made with SIPC-6 filed (**exclude interest**) 11/20/2020 Date Paid	(767.58)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	618.03
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 618.03

G. **PAYMENT:** √ **the box**
Check mailed to P.O. Box ☒ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 618.03

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

EurekaCap Partners Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP
(Title)

Dated the 25 day of January, 2021.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/20 and ending 12/31/20

Item No. | **Eliminate cents**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 923,727

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 923,727

2e. General Assessment @ .0015 $ 1,385.59

(to page 1, line 2.A.)